CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Pacificorp Holdings, LTD:

We consent to the inclusion in the foregoing Registration Statement on Form S-1of our report dated April 17, 2015, relating to our audit of the balance sheet of Pacificorp Holdings, LTD as of the period ended October 6, 2014 (inception) and January 31, 2015,and the related statement of operations, changes in stockholders' equity, and cash flows for theperiod from October 6, 2014 (inception) to January 31, 2015.Our report dated April 17, 2015, relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the reference to us under the caption“Experts”in the Registration Statement.

/s/ TAAD, LLP

Walnut, CA

April 20, 2015